Exhibit 4(r)(3)

Home Office: Cincinnati, Ohio

Fixed Administrative Office: P.O. Box 5420, Cincinnati, Ohio 45201-5420

Variable Administrative Office: P.O. Box 5423, Cincinnati, Ohio 45201-5423

DEFAULT ANNUITY COMMENCEMENT DATE

AND FORM OF PAYMENT

ENDORSEMENT

Your certificate of participation (your “Certificate”) issued under a group annuity contract (the “Contract”) is changed to add the following new provision:

Default Annuity Commencement Date and Form of Payment

The Annuity Commencement Date or maturity date for your interest in the Contract is changed to the Certificate Anniversary following your 95th birthday. Unless we agree, you may not choose an Annuity Commencement Date or maturity date that is later than that date.

You may choose an earlier date as your Annuity Commencement Date or maturity date. Your choice must be made by Written Request that is received by us no later than the chosen date, and at least thirty (30) days before the date of the first payment to be made under a Settlement Option.

Annuity Benefit payments with respect to your interest in the Contract shall be made in the form of a life annuity with payments guaranteed for a fixed period of ten (10) years, or if fewer, the maximum number of whole years permitted under the tax qualification endorsement, if any. Payments shall be made in annual installments, with the payments to be made on the last day of each annual payment interval. The interest rate and life expectancies used to calculate the payments will be no less favorable to you than those guaranteed under the Contract.

In place of that, you may choose to have your Annuity Benefit payments made in the form of any other option that is available to you under the Contract. Your choice must be made by Written Request that is received by us no later than your Annuity Commencement Date or maturity date, and at least thirty (30) days before the date of the first payment to be made.

No Annuity Benefit will be paid with respect to your interest in the Contract if the amount to be applied upon annuitization is less than $2,000. In that case, the amount to be applied shall be paid as a lump sum on your Annuity Commencement Date. In place of that, we may also exercise any right that we may then have to terminate your interest in the Contract.

This Endorsement is a part of your Certificate. It is not a contract. It changes your Certificate only as and to the extent stated. In the case of conflict with other terms of your Certificate, the terms of this Endorsement shall control.

Signed for us at our office as of the date of issue.

MARK F. MUETHING	CHARLES R. SCHEPER
SECRETARY	PRESIDENT